Exhibit 99.1

NICE Announces Pricing of Offering of

$400,000,000 of 0% Convertible Senior Notes Due 2025

Hoboken, New Jersey, August 24, 2020—NICE Ltd. (Nasdaq: NICE) (the “Company”) announced today the pricing of its previously announced offering of $400,000,000 aggregate principal amount of 0% Convertible Senior Notes due 2025 (the “Convertible Notes”) in a private placement under the Securities Act of 1933, as amended (the “Securities Act”). NICE also granted to the initial purchasers of the Convertible Notes an option to purchase up to an additional $60,000,0000 aggregate principal amount of the Convertible Notes within a 13-day period beginning on, and including, the initial closing date. The offering of the Convertible Notes is expected to close on August 27, 2020, subject to customary closing conditions.

The Convertible Notes will not bear regular interest. The Convertible Notes will mature on September 15, 2025, unless earlier prepaid, redeemed or exchanged. The Convertible Notes will be general unsecured obligations of the Company.

The Company may not redeem the Convertible Notes prior to September 21, 2023, except in the event of certain tax law changes. On or after September 21, 2023, the Company may redeem, for cash, all or part of the Convertible Notes if the last reported sale price of its ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Prior to the close of business on the business day immediately preceding June 15, 2025, the Convertible Notes will be convertible at the option of the holders only upon the satisfaction of specified conditions and during certain periods. On or after June 15, 2025 until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of the holders of the Notes at any time regardless of these conditions. The Convertible Notes will be convertible for (i) cash, (ii) American Depositary Shares (the “ADSs”), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company or (iii) a combination thereof, at the Company’s election. The conversion rate will initially be 3.3424 ADSs per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $299.19 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or the Company’s delivery of a notice of redemption, the Company will under certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event or to convert its Convertible Notes called for redemption in connection with such notice of redemption, as the case may be. The initial conversion price of the Convertible Notes represents a premium of approximately 37.5% to the $217.59 closing price of the ADSs on August 24, 2020.

If the Company undergoes a fundamental change (as defined in the indenture governing the Convertible Notes), holders may require the Company to prepay for cash all or part of their Convertible Notes at a prepayment price equal to 100% of the principal amount of the Convertible Notes to be prepaid, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change prepayment date.

The Company expects that the net proceeds from the offering of the Convertible Notes will be approximately $393 million, after deducting the initial purchasers’ fees and estimated offering expenses (or approximately $452 million if the initial purchasers exercise in full their option to purchase additional notes). The Company intends to use the net proceeds of the offering for general corporate purposes, which may include repayment of our outstanding term loan under our credit agreement at or prior to maturity in December 2021.

The offering is being made to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Convertible Notes, any of the ADSs issuable upon conversion of the Convertible Notes and the ordinary shares of the Company represented thereby have not been and are not expected to be registered under the Securities Act or under any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release is being issued pursuant to Rule 135(c) under the Securities Act, and it does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About NICE Ltd.

NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include the expected completion of the offering of the Convertible Notes and the Company’s intended use of the net proceeds of the offering.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, COVID-19 is contributing to a general slowdown in the global economy and may affect the Company’s business, results of operations, financial condition and our future strategic plans. At this time, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain. Furthermore, due to our subscription based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact

Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

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